WOODSIDE

05010451

2 August 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-350-P Pluto-2, lodged with the Australian Stock Exchange on 1 August 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 8/16

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 1 AUGUST 2005
12:10PM WST

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-350-P
PLUTO-2

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Pluto-2 appraisal well, located 8.5 kilometres south of the Pluto-1 gas discovery in the outer Carnarvon Basin, was spudded on Thursday, 21 July 2005 and has been drilled to a total depth of 3,335 metres (referenced to the rig rotary table).

Preliminary formation evaluation indicates that the well has encountered a gross gas column of approximately 63 metres at the well location and confirms the extent of the field in a southerly direction. The well is now being prepared for side track to acquire core.

The *'Sedco 703'* semi-submersible rig is drilling the well.

Woodside Energy Ltd. has a 100% interest in WA-350-P.